DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-4560

MESSETURM [redacted] IN
2
ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

03032679

October 20, 2003

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECD S.E.C.
OCT 20 2003
1086

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

-Press Release titled "Urbaenergia will buy Wind Turbines from Gamesa for a total value greater than 430 million Euros" dated October 15, 2003

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure

Gamesa

Urbaenergía
Grupo Dragados

The total power reaches 600 MW

Urbaenergía will buy Wind Turbines from Gamesa for a total value greater than 430 million Euros

Madrid, October the 15th. Urbaenergía, part of the Services Division of the Dragados Group, has signed an agreement with Gamesa Eólica to be supplied with WTG for a minimum power of 600 MW and a maximum value of 430 million euros.

According to the agreement signed by both parties, Urbaenergía agrees to buy at least 600 MW of WTG with an option for 50 MW more in the 2003 – 2007 period. The WTG will be installed in windfarms developed by Urbaenergía. To date, the company has 1,100 MW of windfarms under development.

The scope of this agreement signed by Mr Juan Ignacio López Gandásegui, CEO of Gamesa, and Mr Luis Janini Tatay chairman of Dragados Servicios representing Urbaenergía, includes the supply, assembly and start up of the WTG as well as the operation and maintenance of the WTG and the windfarms remote control systems.

The order done by Urbaenergía includes the most advanced models of Gamesa Eólica (G52-850 kW, G58-850 kW, G80-2,0 MW, G83-2,0 MW, G87-2,0 MW and G90-2,0 MW). The contract will start with the supply of a windfarm of 25 MW in Galicia that has already started its execution.

The signature of this contract strengthens the relationship between Gamesa Eólica and Urbaenergía, which is already partner in windfarms running with Gamesa Eólica WTG's, and opens up new opportunities of collaboration for both companies in the wind market.

Urbaenergía is a subsidiary of Dragados Servicios, 100% held by the Dragados Group. The company is active in the renewable energy business and cogeneration including the development and operation of windfarms.

The transaction represents the consolidation in the multi megawatt WTG Spanish market for Gamesa Eólica. The company already offers a variety of 2 MW turbines adapted to extreme winds and complex terrains. The multi megawatt product range of Gamesa Eólica includes the use of technological advances as the use of carbon fibre for some blade components.

Gamesa

Contract with Urbaenergía





February 2003

Agreement with Urbaenergía

Backlog of Gamesa Eólica

WTG MANUFACTURING				
CLIENT	Total	Pending as of 31-12-02	2003	Next 3 Years
GAMESA	-	-	517	1,820
CESA	1,000	934	48	886
EHN	1,416	637	25	612
IBERDROLA	1,510	1,201	326	875
ENDESA	1,000	1,000	150	850
URBAENERGIA	600	600	25	575
TOTAL MW (Firm Contracts)	-	-	1,091	5,618
OTHERS	300	300	232	
Total Other Orders (MW)		188	232	
Budget (MW)			1,323	

Improved Backlog guarantees Sales for the next three years

Gamesa

Agreement with Urbaenergía
Backlog Distribution of Gamesa Eólica

FRAME AGREEMENTS AS OF 31-12-02



IBERDROLA
27%
GAMESA
37%
EHN
15%
CESA
21%

Total Backlog (MW)
4.372

FRAME AGREEMENTS AS OF OCTOBER 2003



CESA
16%
EHN
11%
GAMESA
32%
IBERDROLA
16%
ENDESA
15%
URBAENERGIA
10%

Total Backlog (MW)
5.618

The backlog has been increased and diversified.

Gamesa

Forward Looking Statement

Certain information in this presentation, including the information concerning economic and industry outlooks, prospective product developments, uses of cash and revenue and earnings forecasts, is forward-looking statements. This information is made available pursuant to the safe harbor provisions for "forward looking statements" as defined under the securities laws. Our operations, products, and markets are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward looking statements. The words "believe", "may", "will", estimate", "continue", "anticipate", intend", "expect", forecast" and similar words are intended to identify forward looking statements.

We underttake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Actual results and performance could differ substantially from those anticipated in our forward-looking statements.

Gamesa